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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                OHM Corporation
______________________________________________________________________________
                                (Name of Issuer)


                     Common Stock $.10 par value per share
______________________________________________________________________________
                         (Title of Class of Securities)


                                  670839 10 9
        _______________________________________________________________
                                 (CUSIP Number)

                    Herbert A. Getz, Senior Vice President,
                         General Counsel and Secretary
                             Waste Management, Inc.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60523
                                 (630) 572-8840
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 17, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 relates to the original statement on Schedule 13D, as amended by Amendment No. 1 (the "Original Schedule 13D"), with respect to the common stock, $.10 par value (the "Common Stock"), of OHM Corporation, an Ohio corporation (the "Issuer"). This Amendment supplements and amends the Original
Schedule 13D and should be read in conjunction therewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION

     (a) Pursuant to the Second Amended and Restated Share Repurchase Agreement dated as of February 17, 1998 (the "Amended Share Repurchase Agreement"), amending the Share Repurchase Agreement dated as of January 15, 1998(which was included as Exhibit 3 to Amendment No. 1), as amended and restated as of February 11, 1998, Rust Remedial Services Holding Company, Inc. has agreed to
(i) sell to the Issuer up to 5,235,381 shares of Common Stock (the "Repurchased Shares"); (ii) tender (and not withdraw)2,142,141 shares of Common Stock into the offer by IT-Ohio, Inc. for 13,933,000 shares of Common Stock of the Issuer (the "Offer") and not tender more than 2,142,141 shares into the Offer except to the extent (and only to the extent) that a request is made pursuant to clauses
(iii) or (iv); (iii) upon the request of OHM Corporation ("Parent") and the Issuer, tender into the Offer (and not withdraw) 2,290,478 shares of Common Stock or such lesser number of additional shares of Common Stock as may be necessary to cause the aggregate number of shares tendered into the Offer to be equal to 13,933,000; and (iv) provided that the request referred to in clause
(iii) has been made, upon the request of Parent and the Issuer, tender into the Offer (and not withdraw) such number of the Repurchased Shares estimated to be necessary to cause the aggregate number of shares tendered into the Offer to be equal to 13,933,000 (subject to the condition that all of the 4,432,619 shares referred to in clauses (ii) and (iii) are taken up and paid for in the Offer), in which event the number of Repurchased Shares shall be reduced by the number of Repurchased Shares tendered into the Offer. Any shares tendered into the Offer pursuant to clause (iv) above not purchased by IT-Ohio, Inc. will be purchased separately by the Issuer. The Amended Share Repurchase Agreement is
Exhibit 1 hereto, and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Second Amended and Restated Share Repurchase Agreement dated as of February 17, 1998 among OHM Corporation, Waste Management, Inc., Rust International Inc., Rust Remedial Services Holding Company Inc. and International Technology Corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           WASTE MANAGEMENT, INC.


                           By:  /s/ Herbert A. Getz
                               -----------------------------------------
                               Senior Vice President,
                               General Counsel and Secretary



Dated:  February 18,1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           CHEMICAL WASTE MANAGEMENT, INC.


                           By:  /s/ Thomas A. Witt
                               ----------------------------------------
                               Secretary



Dated:  February 18,1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust International Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           RUST INTERNATIONAL INC.


                           By:  /s/ Herbert A. Getz
                               -------------------------------------------
                               Vice President



Dated:  February 18,1998

                                 EXHIBIT INDEX


EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

     1. Second Amended and Restated Share Repurchase Agreement dated as of February 17, 1998 among OHM Corporation, Waste Management, Inc., Rust International Inc., Rust Remedial Services Holding Company Inc. and International Technology Corporation.